Exhibit 99.1

CLEMENTIA PHARMACEUTICALS INC.

ANNUAL MEETING OF SHAREHOLDERS

MONTRÉAL QUÉBEC, CANADA

TUESDAY, MAY 29, 2018

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual meeting of shareholders (the "Meeting") of Clementia Pharmaceuticals Inc. (the "Corporation") held on Tuesday, May 29, 2018. Each of the matters set out below are described in greater detail in the Notice of Annual Meeting of Shareholders and Management Information Circular of the Corporation dated April 17, 2018. According to the scrutineer's report, shareholders were present at the Meeting, in person or by proxy, representing 22,315,487 common shares or 70.36% of the 31,717,584 shares outstanding on the April 19, 2018 record date for the Meeting.

1. Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors. According to the proxies received and a vote by show of hands, all of management’s nominees were elected as directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

The proxies submitted for the Meeting on this matter were as follows:

Name of Nominee	Total Number of Votes For		Total Number of Votes Withheld
Dr. David Bonita	20,023,372	96.72%	678,800	3.28%
Dr. Clarissa Desjardins	20,702,172	100%	-	0%
Dr. Robert Heft	20,702,172	100%	-	0%
Dr. Francois Nader	20,677,506	99.88%	24,666	0.12%
Dr. Allan Mandelzys	20,702,172	100%	-	0%
Pierre Legault	20,702,172	100%	-	0%
Jean-François Pariseau	20,702,172	100%	-	0%

2. Appointment of Auditors

At the Meeting, shareholders were asked to approve the appointment of KPMG LLP, as auditors of the Corporation until the close of the next annual meeting of shareholders or until a successor is appointed, at remuneration to be fixed by the board of directors. According to the proxies received and vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Total Number of Votes For	Total Number of Votes Withheld
21,442,469 (99.999%)	213 (0.001%)